EXHIBIT 99.1

Brookfield Business Partners to Acquire Modulaire Group

BROOKFIELD, News, June 27, 2021 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE:BBU) (TSX:BBU.UN) ("Brookfield Business Partners") together with institutional partners (collectively “Brookfield”) today announced an agreement to acquire Modulaire Group (“Modulaire”) for approximately $5 billion.

Modulaire is a leading provider of modular leasing services in Europe and Asia-Pacific meeting the needs of a diversified customer base across the industrial, infrastructure and public sectors. With a global fleet of approximately 260,000 modular units across 25 countries, Modulaire services more than 48,000 customers through an established network of approximately 180 branches. Its modular units provide customers a wide range of attractive, cost effective and environmentally friendly solutions for temporary space requirements.

“We are pleased to expand our European operations with the acquisition of Modulaire, a market leader in the attractive, growing modular workspace sector,” said Anuj Ranjan, Managing Partner, Brookfield Business Partners. “We look forward to bringing our global scale and capabilities in owning and operating leading infrastructure services businesses to support Modulaire’s growth, in partnership with the management team.”

Investment Highlights

  Leading market position. Modulaire is a market leader in Europe’s largest economies. Its large-scale branch network and differentiated service offerings contribute to strong, longstanding relationships with a diverse customer base.

  Stable and diversified cashflows. Modulaire is geographically diversified with significant exposure to stable infrastructure, public sector and industrial end markets supported by strong underlying demand and low customer concentration.

  Favorable market dynamics. Modular spaces meet a structural shift in customer demand for flexible and sustainable solutions with smaller carbon footprints. The business is well positioned to benefit from industry tailwinds including growing infrastructure and public sector investment, and where there is increased demand for leasing or modular solutions to replace permanent construction.

  Opportunities for growth and margin expansion. Modulaire will continue to focus on acquisition and new market entry opportunities, branch network expansion across Europe, operational improvements and growth of ancillary services.

  Commitment to sustainability. Modulaire has a longstanding, demonstrated commitment to sustainable operations as modular spaces are reusable and reconfigurable, reducing waste and maximizing their useful life.

Funding

Brookfield’s investment will be funded with approximately $1.6 billion of equity. Brookfield Business Partners intends to fund approximately $500 million, with the balance being funded by institutional partners. Prior to or following closing, a portion of Brookfield Business Partners' commitment may be syndicated to other institutional investors.

Transaction Process

Closing of the transaction remains subject to customary closing conditions including regulatory approvals. Closing is expected by the end of 2021.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with over $600 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more important information, please visit our website at https://bbu.brookfield.com.

For more information, please contact:

Media Claire Holland Tel: +1 416 369 8236 Email: claire.holland@brookfield.com	Investor Relations Alan Fleming Tel: +1 416 645 2736 Email: alan.fleming@brookfield.com
(Europe): Marie Fuller Tel: +44 207 408 8375 Email: marie.fuller@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “position,” “grow,” and “intends,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” and “will.” Forward-looking statements in this news release include statements regarding the expected completion of the transaction described herein and the anticipated timing thereof, the financing of the transaction, and the future performance and operation of Modulaire and growth initiatives relating thereto.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus pandemic (“COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by the government mandated economic restrictions resulting from COVID-19 and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks Factors” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 20-F for the year ended December 31, 2020.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.